Exhibit 99.1


AXCAN PHARMA                                         AXCAN PHARMA INC.

                                                     597, boul. Laurier
                                                     Mont-Saint-Hilaire (Quebec)
                                                     Canada J3H 6C4

                                                     Tel. :  (450) 467-5138
                                                     1 (800) 565-3255
                                                     Fax :   (450) 464-9979

                                                     www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP

NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA

DATE:                                                          February 14, 2005
Press Release for immediate distribution

                    AXCAN REPORTS FIRST QUARTER 2005 RESULTS

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced today operating results for the quarter ended December 31, 2004, the Company's first quarter of the fiscal year ending September 30, 2005. The Company reported revenue growth of 6.9% to $61.6 million. Net income was $7.8 million, or $0.16 per share (fully diluted), compared to $10.4 million in net income or $0.21 of diluted income per share for the corresponding quarter of the preceding fiscal year (all amounts stated in U.S. dollars).

"We are pleased with this quarter's financial results," stated Leon F. Gosselin, President and Chief Executive Officer of Axcan. "Revenues and net income are in line with our plans and reflect Axcan's commitment to increase its R&D expenditures to move ITAX, a potential blockbuster drug for the treatment of functional dyspepsia, to market as soon as possible. The results also demonstrate our intention to support the rapid development of the other innovative drugs in our pipeline that will assure a prosperous future for Axcan throughout the coming decade."

RECENT DEVELOPMENTS

PRODUCT LAUNCHES

URSO FORTE
In July 2004, Axcan received approval from the U.S. Food and Drug Administration ("FDA") for the use of a new, double-strength tablet formulation of URSO (ursodiol, URSO 500mg tablets). This new formulation simplifies the dosing regimen used in the treatment of Primary Biliary Cirrhosis. The product was launched recently in the United States under the brand name URSO Forte(TM).

 APPROVALS

1000 MG MESALAMINE SUPPOSITORY
In November, 2004, Axcan received approval from the FDA for the use of a new, 1000-milligram mesalamine suppository dosage form, to be administered once-per-day, for the treatment of ulcerative proctitis. Axcan expects to launch the product in the United States in the next few weeks.

PENDING APPROVALS

SALOFALK 750 MG TABLETS
Axcan completed a Phase III trial, for the Canadian market, on the efficacy and safety of a new 750-milligram mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. The Company filed a supplemental New Drug Submission for approval in Canada in the first quarter of fiscal 2004. If approved, Axcan expects to launch this product in Canada during the third quarter of fiscal 2005.

HELIZIDE
The Company is finalizing the qualification of a manufacturer of biskalcitrate potassium (bismuth salt) a component of the Helizide combination therapy for the eradication of Helicobacter Pylori bacterium. Axcan anticipates FDA re-submission during the 2005 fiscal year. Assuming approval, the Company expects to launch the product in the United States, Canada and Europe during the second half of fiscal 2006.

RESEARCH AND DEVELOPMENT UPDATE

PHASE III STUDIES

ITAX

In May 2004, Axcan obtained the approval of the Therapeutic Products Directorate ("TPD") of Health Canada and Investigational New Drug clearance from the Gastro-intestinal division of the FDA, required to initiate Phase III clinical trials to demonstrate the safety and efficacy of ITAX (Itopride Hydrochloride) in the treatment of functional dyspepsia.

Enrollment for the two Phase III studies, which are being conducted in North America and Western Europe, is well underway and should be completed in the third quarter of fiscal 2005. More recently, Axcan announced positive cardiac safety results of a high dose (supratherapeutic) study. In this study, ITAX had no clinically relevant effects on heart rate, cardiac conduction and cardiac repolarization. Axcan expects to file a New Drug Application during the first quarter of fiscal 2006.

Axcan also plans to study ITAX in the treatment of diabetic gastropathy. As previously announced, Axcan believes that, if approved by the FDA, ITAX has the potential to become its largest selling product, and expects to launch this product in the United States, Canada, Germany, U.K. and France in the first half of fiscal 2007.

CANASA / SALOFALK rectal gel
Axcan completed Phase III studies to confirm the efficacy and safety of a new mesalamine rectal gel in the treatment of distal ulcerative colitis. Final results are expected to be available during the second half of fiscal 2005. Assuming the results of the Phase III studies are positive, the Company plans to submit regulatory filings for approvals in the United States and Canada and hopes to launch the rectal gel in the United States and Canada in the second half of fiscal 2006.

HEPENAX
L-Ornithine L-Aspartate salt ("LOLA"), which is known as HEPENAX, was developed by Merz Pharmaceuticals GmbH in Germany and is licensed to Axcan. The Company intends to further develop HEPENAX in North America and Europe for patients suffering from Porto-Systemic Encephalopathy ("PSE"), a condition used to describe the deleterious effects of liver failure on the central nervous system. The Company plans to conduct a Phase II/III clinical development


                                                               AXCAN PHARMA INC.

program for HEPENAX and plans to seek approval of the intravenous formulation to treat the acute symptoms of PSE. The Company initiated its clinical research program in the third quarter of fiscal 2004 and expects to complete such studies in the second half of fiscal 2007.

PHOTOFRIN
PHOTOFRIN is approved in a number of countries for the treatment of different forms of cancers. Axcan is currently investigating the use of PHOTOFRIN for the treatment of cholangiocarcinoma, a serious bile duct (liver) cancer with a high mortality rate. The treatment under investigation combines PHOTOFRIN with PDT and the stenting of the bile ducts. It is anticipated that the proposed Phase III study will start in the second quarter of fiscal 2005.

PRE-CLINICAL, PHASE I AND PHASE II

NCX-1000
The FDA has accepted an Investigational New Drug Application for NCX-1000, a patented, nitric oxide donating derivative of ursodiol, for the treatment of portal hypertension, a late-stage complication of chronic, advanced liver disease. The Phase I clinical development program, which is designed to demonstrate the tolerability and safety of NCX-1000, has been completed. Phase II studies are planned to begin during fiscal 2005.

Ursodiol Disulfate
Axcan recently completed a proof of concept study in rats to evaluate the effect of ursodiol disulfate on the development of colonic tumors. Axcan initiated animal toxicity studies in the fourth quarter of fiscal 2004, which will be followed by clinical Phase I studies. Also, Axcan intends to pursue the development of an intravenous ursodiol disulfate to be used in the domain of organ preservation in liver transplants.

NMK 150
Axcan and Nordmark GmbH, a German pharmaceutical firm, have set up a joint-venture, Norax, in order to develop NMK 150, a new high protease pancrelipase preparation. This product will be developed for the relief of pain in small duct chronic pancreatitis. It is expected that NMK 150 will enter clinical development in the fiscal year 2005.

NMK 250
Norax is also developing NMK 250, a bacterial lipase intended to correct steatorrhea in patients suffering from diverse causes of pancreatic insufficiency (e.g., following surgery for cancer or due to cystic fibrosis). Norax expects to complete the formulation work during the second quarter of fiscal 2005.


INTERIM FINANCIAL REPORT

This release includes, by reference, the first quarter interim financial report incorporating the financial statements in accordance with both U.S. and Canadian GAAP as well as the full Management Discussion & Analysis ("MD&A") including the reconciliation to Canadian GAAP of the U.S. GAAP presentation. The interim report, including the MD&A and financial statements, is filed with applicable U.S. and Canadian regulatory authorities.


                                                               AXCAN PHARMA INC.

CONFERENCE CALL

Axcan will host a conference call at 4:30 P.M. ET, on February 14, 2005. Interested parties may also access the conference call by way of web cast at www.axcan.com. The telephone numbers to access the conference call are (800) 814-4941 (Canada and United States) or (416) 850-1243 (international). A replay of the call will be available until February 21, 2005. The telephone number to access the replay of the call is (416) 640-1917 code: 21112528.

ABOUT AXCAN PHARMA

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are often identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results , the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Multijurisdictional Disclosure System.

The names ITAX, Photobarr, Salofalk, Hepenax, Helizide, Urso, Urso Forte, Photofrin and Canasa appearing in this press release are trademarks of Axcan Pharma Inc. and its subsidiaries.
                                      -30-

Management  Discussion  and  Analysis  (MD&A),  Financial  Statements  and Notes
Attached

INFORMATION:          David W. Mims
                      Executive Vice President and Chief Operating Officer
                      Axcan Pharma Inc.
                      Tel: (205) 991-8085 ext. 3223

or                    Julie M. Thibodeau
                      Manager, Investor Relations
                      Axcan Pharma Inc.
                      Tel: (450) 467-2600 ext. 2062

                      Web:   www.axcan.com


                                                               AXCAN PHARMA INC.

Management's discussion and analysis of financial condition and results of operations

This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto. All amounts are in U.S. dollars.

Overview

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE, PANZYTRAT and VIOKASE for the treatment of certain gastrointestinal symptoms, related to cystic fibrosis in the case of ULTRASE and PANZYTRAT; URSO 250 and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal cancers and other conditions. In addition, as at December 31, 2004, Axcan had one product pending approval, a new formulation for a product currently marketed in the United States. Axcan also has a number of other pharmaceutical projects in all phases of development, including ITAX for the treatment of functional dyspepsia. Axcan reported revenue of $61.6 million and operating income of $12.1 million for the three-month period ended December 31, 2004.

During the first quarter of fiscal 2004, Axcan acquired the rights to a group of products from Aventis Pharma S.A. ("Aventis") for a cash purchase price of $145.0 million. These products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market (collectively, "AVAX" product line). Revenue from sales of Axcan's products in the United States was $38.2 million (62.0% of total revenue) for the three-month period ended December 31, 2004, compared to $37.8 million (65.6% of total revenue) for the same period of fiscal 2004. In Canada, revenue was $9.2 million (14.9% of total revenue) for the three-month period ended December 31, 2004, compared to $6.6 million (11.5% of total revenue) for the same period of fiscal 2004. In Europe, revenue was $14.2 million (23.1% of total revenue) for the three-month period ended December 31, 2004, compared to $13.2 million (22.9% of total revenue) for the same period of fiscal 2004.

Axcan's revenue historically has been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large chain pharmacies. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large chain pharmacies, their distribution centres, to whom Axcan sells its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), Cost of Goods Sold (including royalty payments to those companies from whom Axcan licenses some of its products), research and development expenses as well as depreciation and amortization.

Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients; and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To maintain good


                                                               AXCAN PHARMA INC.

relations with wholesalers, Axcan typically gives prior notice of price increases. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

Critical Accounting Policies

Axcan's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with U.S. GAAP, a change in the facts and circumstances of an underlying transaction could significantly change the application of our accounting policies to that transaction, which could have an effect on our financial statements. Discussed below are those policies that we believe are critical and require the use of complex judgment in their application.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, the expected cash flows used in evaluating
long-lived  assets,   goodwill  and  investments  for  impairment,   contingency
provisions and other accrued charges. These estimates were made using the historical information available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustment when necessary. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when the product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances, returns or exchanges of products are allowed under the Company's policy, and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.


                                                               AXCAN PHARMA INC.

Goodwill and Intangible Assets

Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization. Since October 1, 2001, the Company does not amortize goodwill and intangible assets with an indefinite life. However, management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of the Company's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any significant permanent impairment in value except for an amount of $83,000 of goodwill for the year ended September 30, 2004. Intangible assets with finite life are amortized over their estimated useful lives.

Research and Development Expenses

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, are written off at the time of acquisition.


Acquisition of Products

On November 18, 2003, the Company acquired the rights to the AVAX product line from Aventis. The $145.0 million purchase price was paid out of Axcan's cash on hand.

On August 29, 2003, the Company acquired an exclusive license for North America, the European Union and Latin America, from Abbott Laboratories ("Abbott:") to develop, manufacture and market ITAX, a patented gastroprokinetic drug. Under the terms of this license agreement, the Company paid $10 million in cash and assumed $2 million in research contract liability. This product is in development, has not reached technological feasibility and has no known alternative uses; therefore, its acquisition was deemed to be acquired in-process research and was expensed in the period of acquisition.

On December 10, 2002, the Company acquired the rights to the Ursodiol 250 mg tablets DELURSAN for the French market from Aventis, for a cash purchase price of $22.8 million.

On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45.0 million.

During a transition period, the seller in some of these acquisition transactions acts as selling agent for the management of these products. For the three-month period ended December 31, 2004, sales of some of these products were still managed in part by the sellers. Axcan includes in its revenue the net sales from such products less corresponding Cost of Goods Sold and other seller related expenses. Consequently, although net sales of such products for the three-month period ended December 31, 2004 were $854,008 ($2,892,231 in 2003), the Company only included in its revenue an amount of $336,294 ($1,748,359 in 2003) representing the net sales less Cost of Goods Sold and other seller related expenses.


                                                               AXCAN PHARMA INC.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenue represented by items in Axcan's consolidated statements of operations:

                                                              For the three-month periods
                                                                 ended December 31,
                                                            -----------------------------
                                                                     2004          2003
                                                            ------------- ----------------
                                                                        %             %
Revenue                                                             100.0         100.0
----------------------------------------------------------------------------------------
Cost of goods sold                                                   27.2          25.3
Selling and administrative expenses                                  34.0          31.9
Research and development expenses                                    10.4           6.9
Depreciation and amortization                                         8.7           6.5
----------------------------------------------------------------------------------------
                                                                     80.3          70.6
----------------------------------------------------------------------------------------
Operating income                                                     19.7          29.4
----------------------------------------------------------------------------------------
Financial expenses                                                    2.9           2.9
Interest income                                                      (0.1)         (0.3)
Loss (gain) on foreign exchange                                      (0.4)          0.1
----------------------------------------------------------------------------------------
                                                                      2.4           2.7
----------------------------------------------------------------------------------------
Income before income taxes                                           17.3          26.7
Income taxes                                                          4.7           8.6
----------------------------------------------------------------------------------------
Net income                                                           12.6          18.1
========================================================================================



Quarter ended December 31, 2004 compared to quarter ended December 31, 2003


Revenue

For the three-month period ended December 31, 2004, revenue was $61.6 million compared to $57.6 million for the corresponding quarter of the preceding fiscal year, an increase of 6.9%. This increase in revenue primarily resulted from the U.S. and Canadian sales of the AVAX product line which was acquired in November 2003.


Cost of Goods Sold

Cost of Goods Sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of Goods Sold increased $2.2 million (15.1%) to $16.8 million for the three-month period ended December 31, 2004 from $14.6 million for the corresponding quarter of the preceding fiscal year. As a percentage of revenue, Cost of Goods Sold for the quarter ended December 31, 2004 increased as compared to the corresponding quarter of the preceding fiscal year from 25.3% to 27.2%. This increase in the Cost of Goods Sold as a percentage of revenue was due mainly to the write-down of inventory of finished goods with less than twelve months of shelf life.

Selling and Administrative Expenses

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $2.6 million (14.1%) to $21.0 million for the three-month period ended December 31, 2004 from $18.4 million for the corresponding quarter of the preceding fiscal year. This increase is mainly due to an increase in our sales force and additional marketing efforts.


                                                               AXCAN PHARMA INC.

Research and Development Expenses

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf as well as the salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses increased $2.5 million (64.1%) to $6.4 million for the quarter ended December 31, 2004 from $3.9 million for the corresponding quarter of the preceding fiscal year. This increase is mainly due to the development of ITAX, acquired in August 2003, for the treatment of functional dyspepsia.

Depreciation and Amortization

Depreciation and amortization consists principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $1.7 million (45.9%) to $5.4 million for the quarter ended December 31, 2004 from $3.7 million for the corresponding quarter of the preceding fiscal year. The increase is mainly due to the amortization of the AVAX product line acquired from Aventis on November 18, 2003 and of PANZYTRAT which was reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2004.

Financial Expenses

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses increased $0.1 million (5.9%) to $1.8 million for the quarter ended December 31, 2004 from $1.7 million for the corresponding quarter of the preceding fiscal year.


Income Taxes

Income taxes amounted to $2.9 million for the quarter ended December 31, 2004, compared to $5.0 million for the quarter ended December 31, 2003. The effective tax rates were 32.2% for the quarter ended December 31, 2003 and 27.2% for the quarter ended December 31, 2004. The decrease in the effective tax rate is mainly due to the research and development tax credits, deducted from the income taxes expense, of $0.5 million for the quarter ended December 31, 2004 compared to $0.2 million for the corresponding quarter of the preceding fiscal year.

Net Income

Net income was $7.8 million or $0.17 of basic income per share and $0.16 of diluted income per share, for the quarter ended December 31, 2004, compared to $10.4 million or $0.23 of basic income per share and $0.21 of diluted income per share for the corresponding quarter of the preceding year. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.0 million for the quarter ended December 31, 2003 to
45.6 million for the quarter ended December 31, 2004, following the exercise of options previously granted pursuant to Axcan's stock option plan. The weighted average number of common shares used to establish the diluted per share amounts increased from 54.5 million for the quarter ended December 31, 2003 to 55.3 million for the quarter ended December 31, 2004. The shares issuable under the convertible subordinated notes are included for both periods following the change in accounting policy applied by restating all periods during which time the convertible notes were outstanding.


                                                               AXCAN PHARMA INC.

Canadian GAAP

The differences (in thousands of dollars) between U.S. and Canadian GAAP which affect net income for the three-month periods ended December 31, 2004 and 2003 are summarized in the following table:

                                                             For the three-month periods
                                                                  ended December 31,
                                                            ------------------------------
                                                                     2004            2003
                                                            --------------   -------------
                                                                        $               $
Net income  in accordance with U.S. GAAP                            7,754          10,435

Implicit interest on convertible debt                              (1,123)         (1,026)
Stock-based compensation expense                                   (1,300)             --
Amortization of new product acquisition costs                         (14)            (13)
Income tax impact of the above adjustments                              5               5
------------------------------------------------------------------------------------------
Net earnings in accordance with Canadian GAAP                       5,322           9,401
==========================================================================================


On March 5, 2003, the Company closed an offering of $125.0 million aggregate principal amount of 4 1/4% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of $24,238,899 was included in shareholders' equity as equity component of the convertible debt and an amount of $100,761,101 was included in long-term debt, as the liability component of the convertible notes. For the quarter ended December 31, 2004, implicit interest in the amount of $1,122,846 ($1,025,603 in 2003) was accounted for and added to the liability component.

Since  October  1,  2004,   under  Canadian  GAAP,  the  effect  of  stock-based
compensation has to be accounted for using the fair value based method.

Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 10% and 15% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.


Liquidity and Capital Resources

Axcan's cash, cash equivalents and short-term investments increased $6.2 million (16.4%) to $44.1 million at December 31, 2004 from $37.9 million at September 30, 2004. As of December 31, 2004, working capital was $102.0 million, compared to $87.7 million at September 30, 2004. These increases are mainly due to the cash flows from operating activities of the quarter.

Total assets increased $19.8 million (3.2%) to $629.4 million as of December 31, 2004 from $609.6 million as of September 30, 2004. Shareholders' equity increased $19.7 million (5.0%) to $411.8 million as of December 31, 2004 from $392.1 million as of September 30, 2004.


                                                               AXCAN PHARMA INC.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and convertible debt, cash flows from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from sales of convertible notes. Furthermore, Axcan has borrowed and since repaid funds from financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma Inc., a former joint venture partner, to finance the acquisition of Axcan URSO.

Axcan's research and development expenses totalled $19.9 million for fiscal 2004. Axcan believes that cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these will also significantly contribute to an increase in funds provided by operations. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Line of Credit

Since September 22, 2004, the Company has had an amended credit facility with a banking syndicate. The amended credit facility consists in a $125.0 million
364-day extendible revolving facility with a two-year term-out option maturing on September 22, 2007.

The credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders to 10% of the Company's net income for the preceding fiscal year. As of December 31, 2004, Axcan was in compliance with all covenants under the credit facility.

The interest rate varies, depending on the Company's leverage, between 25 basis points and 100 basis points over Canadian prime rate or U.S. base rate, and between 125 basis points and 200 basis points over the LIBOR rate or bankers acceptances. The credit facility may be drawn in U.S. dollars or in Canadian dollar equivalents. As of December 31, 2004, there was no amount outstanding under this credit facility.

Convertible Subordinated Notes and Other Long-term Debt

Long-term debt including instalments due within one year totaled $129.6 million as of December 31, 2004 compared to $129.7 million as of September 30, 2004. As of December 31, 2004, the long-term debt included, $2.1 million of bank loans, $2.5 million of obligations under capital leases contracted by Axcan's French subsidiary and the $125.0 million 4 1/4% convertible subordinated notes due 2008 which were issued on March 5, 2003.


                                                               AXCAN PHARMA INC.

The notes are convertible into 8,924,113 common shares during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. The note holders may also convert their notes upon the occurrence of specified corporate transactions or if the Company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

Cash Flows

Cash flows from operating activities increased $10.0 million from $1.2 million of cash used by operating activities for the quarter ended December 31, 2003 to $8.8 million of cash provided by operating activities for the quarter ended December 31, 2004. This increase is mainly due to the fact that the accounts receivable and inventories remained stable during the quarter ended December 31, 2004 compared to the corresponding quarter of the previous fiscal year when they increased following the increase in sales and the acquisition of new products. Cash flows used by financing activities for the quarter ended December 31, 2004 were $0.9 million. Cash flows from investment activities for the quarter ended December 31, 2004 were $11.0 million and were mainly due to the receipt of $12.8 million from the sale of short-term investments, which was offset by the use of $1.8 million for the acquisition of property, plant and equipment. Cash flows used for financing activities for the quarter ended December 31, 2003 were $0.1 million. Cash flows used for investment activities for the quarter ended December 31, 2003 were $21.1 million mainly due to the net cash used for the acquisition of intangible assets for $145.6 million with the proceeds from the disposal of short-term investments.


Off-Balance Sheet Arrangements

Axcan does not have any transactions, arrangements and other relationships with unconsolidated entities that are likely to affect its operating results, its liquidity or capital resources. Axcan has no special purpose or limited purpose entities that provide off balance sheet financing, liquidity or market or credit risk support, engage in leasing, hedging, research and development services, or other relationships that expose the Company to liability that is not reflected on the face of the consolidated financial statements.


Contractual Obligations

The following table summarizes Axcan's significant contractual obligations (in thousands of dollars) as of December 31, 2004 and the effect such obligations are expected to have on our liquidity and cash flows in future years. This table excludes amounts already recorded on the balance sheet as current liabilities at December 31, 2004 or certain other purchase obligations as discussed below:


                                                               AXCAN PHARMA INC.

                                    For the twelve-month periods ending December 31,
                               ----------------------------------------------------------
                                                                                 2009 and
                                    2005        2006        2007        2008   thereafter
                               ----------  ----------  ----------  ----------  ----------
                                        $           $           $           $           $
Long-term debt                     1,857       1,601         937     125,221          34
Operating leases                   1,117         415         136          93          35
Other commitments                  1,579         150         150         150          -
                               ----------  ----------  ----------  ----------  ----------
                                   4,553       2,166       1,223     125,464          69
                               ==========  ==========  ==========  ==========  ==========

Purchase orders for raw materials, finished goods and other goods and services are not included in the above table. Management is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Axcan's purchase orders are based on current needs and are fulfilled by our vendors with relatively short timetables. The Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short-term expected requirements. Axcan also enters into contracts for outsourced services; however, the obligations under these contracts are not significant, and the contracts generally contain clauses allowing for cancellation without significant penalty except for a sales management services contract included in the above table. As milestone payments are primarily contingent on receiving regulatory approval for products under development, they do not have defined maturities.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, or for some obligations, changes to agreed-upon amounts .

Effect of Recently Issued U.S. Accounting Pronouncements



In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion ("APB") No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25. As allowed by SFAS No. 123, the Company elected to continue to utilize the accounting method prescribed by APB No. 25 and applies the disclosure requirements of SFAS No. 123.


On March 31, 2004, the FASB issued an Exposure Draft, "Share-Based Payment, an Amendment of FASB Statements No. 123 and 95". The Exposure Draft would require all entities to recognize compensation cost for share-based awards, including options, granted to employees. The proposed Statement would eliminate the ability to account for share-based


                                                               AXCAN PHARMA INC.

compensation transactions using APB No. 25, "Accounting for Stock Issued to Employees", and generally would require instead that such transactions be accounted for using a fair-value based method. Public companies would be required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Share-based awards classified as liabilities, would be measured at fair value and remeasured at fair value at each reporting period. Currently such awards are measured at intrinsic value under both APB No. 25 and SFAS 123, "Accounting for Stock-Based Compensation". The Company would apply the proposed Statement for interim and fiscal periods beginning after June 15, 2005 using the modified prospective transition approach.

During the September 2004 meeting of the Emerging Issues Task Force ("EITF") a consensus was reached on EITF Issue 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share". The EITF 04-8 requires Companies to include certain convertible debt and equity instruments, that were previously excluded, into their calculations of diluted earnings per share. The EITF concluded that Issue 04-8 is effective for periods ending after December 15, 2004, and must be applied by restating all periods during which time the applicable convertible instruments were outstanding. The 4 1/4% convertible subordinated notes, issued in 2003 are therefore included in the Company's diluted earnings per share calculation.

Earnings Coverage

Under U.S. GAAP, for the twelve months ended December 31, 2004, our interest requirements amounted to $5.7 million on a pro-forma basis and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro-forma interest requirements, was 12.5 to one.

Under Canadian GAAP, for the twelve months ended December 31, 2004, our interest requirements amounted to $10.8 million on a pro-forma basis, and our earnings coverage ratio was 6.7 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $4.7 million as required by Canadian GAAP.


Risk Factors

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan's results of operations.


Foreign Currency Risk

Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.


Interest Rate Risk

The primary objective of Axcan's investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk, and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows. Axcan is exposed to


                                                               AXCAN PHARMA INC.

interest rate risk on borrowings under the credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

Supply and Manufacture

Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties. Furthermore, the active ingredients or products acquired from third parties may not comply with specifications, and the prices at which Axcan purchases them may increase. In the event of a problem with a supplier, Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products, and its sales and profitability would be adversely affected.

Volatility of Share Prices

The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares.


Forward-looking Statements

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent that any statements in this document contains information that is not historical, the statements are essentially forward-looking and are often identified by words such as "anticipate", "expect", "estimate", "intend", "project", "plan" and "believe". These forward-looking statements include but are not limited to the expected sales growth of the Company's products and the expected increase in funds from operations resulting from the Company's research and development expenditures. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including but not limited to the successful and timely completion of clinical studies, the difficulty of predicting FDA or other regulatory approvals, the commercialization of a drug or therapy after regulatory approval is received, the difficulty of predicting acceptance and demand for pharmaceutical  products,  the impact of competitive  products and pricing,  new product development and launch, the availability of raw materials, the protection of our intellectual property, fluctuations in our operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Commissions. The reader is cautioned not to rely on these forward looking statements. The Company disclaims any obligation to update these forward-looking statements.


This MD&A has been prepared as of February 14, 2005. Additional information on the Company is available through regular filing of press releases, quarterly financial statements and Annual Information Form on the SEDAR website.



On behalf of Management,
(signed)
Jean Vezina
Vice President, Finance and Chief Financial Officer


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Balance Sheets
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)

                                                                              December 31,    September 30,
                                                                                     2004             2004
                                                                             -------------    -------------
                                                                              (unaudited)
ASSETS                                                                                  $                $
Current assets
  Cash and cash equivalents                                                        41,049           21,979
  Short-term investments available for sale                                         3,100           15,922
  Accounts receivable                                                              47,887           46,585
  Income taxes receivable                                                          10,426            9,196
  Inventories (Note 4)                                                             39,145           37,270
  Prepaid expenses and deposits                                                     4,398            3,494
  Deferred income taxes                                                             5,822            4,586
-----------------------------------------------------------------------------------------------------------
Total current assets                                                              151,827          139,032

Property, plant and equipment, net                                                 32,575           31,252
Intangible assets, net (Note 5)                                                   413,007          407,875
Goodwill, net                                                                      27,467           27,467
Deferred debt issue expenses, net                                                   3,402            3,088
Deferred income taxes                                                               1,129              930
-----------------------------------------------------------------------------------------------------------
Total assets                                                                      629,407          609,644
===========================================================================================================


LIABILITIES
Current liabilities
  Accounts payable and accrued liabilities                                         44,181           47,917
  Income taxes payable                                                              2,503              731
  Instalments on long-term debt                                                     1,653            1,778
  Deferred income taxes                                                             1,528              936
-----------------------------------------------------------------------------------------------------------
Total current liabilities                                                          49,865           51,362

Long-term debt                                                                    127,996          127,916
Deferred income taxes                                                              39,732           38,290
-----------------------------------------------------------------------------------------------------------
Total liabilities                                                                 217,593          217,568
-----------------------------------------------------------------------------------------------------------


SHAREHOLDERS' EQUITY
Capital stock
   Series A preferred shares, without par value, shares
      authorized: 14,175,000; no shares issued.                                       --                --
   Series B preferred shares, without par value, shares
      authorized: 12,000,000; no shares issued.                                       --                --
   Common shares, without par value, unlimited shares
      authorized; 45,581,050 issued as at
   December 31, 2004 and 45,562,336 as at September 30, 2004.                     260,799          260,643
Retained earnings                                                                 120,116          112,362
Contributed surplus                                                                   980               --
Accumulated other comprehensive income                                             29,919           19,071
-----------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                        411,814          392,076
-----------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                        629,407          609,644
===========================================================================================================

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

                                                                                        For the              For the
                                                                                        three-month          three-month
                                                                                        period ended         period ended
                                                                                        December 31,         December 31,
                                                                                        2004                 2003
                                                                                        ---------------      ---------------
Common shares (number)
Balance, beginning of period                                                               45,562,336           45,004,320
  Exercise of options                                                                          18,714               57,211
----------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                     45,581,050           45,061,531
============================================================================================================================

                                                                                                    $                    $
Common shares
Balance, beginning of period                                                                  260,643              255,743
  Exercise of options                                                                             156                  435
----------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                        260,799              256,178
----------------------------------------------------------------------------------------------------------------------------

Retained earnings
Balance, beginning of period                                                                  112,362               63,634
  Net income                                                                                    7,754               10,435
----------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                        120,116               74,069
----------------------------------------------------------------------------------------------------------------------------

Contributed surplus
Balance, beginning of period                                                                       --                   --
  Income tax savings on stock options exercise                                                    980                   --
----------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                            980                   --
----------------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income
Balance, beginning of period                                                                   19,071               11,634
  Foreign currency translation adjustments                                                     10,848                8,527
----------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                         29,919               20,161
----------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                    411,814              350,408
============================================================================================================================

Comprehensive income
Foreign currency translation adjustments                                                       10,848                8,527
Net income                                                                                      7,754               10,435
----------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                     18,602               18,962
============================================================================================================================

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars)
(unaudited)

                                                                                        For the              For the
                                                                                        three-month          three-month
                                                                                        period ended         period ended
                                                                                        December 31,         December 31,
                                                                                        2004                 2003
                                                                                        ---------------      ---------------
Operations                                                                                            $                    $
Net income                                                                                      7,754               10,435
Non-cash items
  Amortization of deferred debt issue expenses                                                    275                  258
  Other depreciation and amortization                                                           5,364                3,723
  Loss on disposal of assets                                                                       --                   87
  Foreign currency fluctuation                                                                    (16)                  --
  Deferred income taxes                                                                           601                1,303
  Changes in working capital items
    Accounts receivable                                                                          (138)              (8,864)
    Income taxes receivable                                                                      (682)              (2,606)
    Inventories                                                                                (1,125)              (8,376)
    Prepaid expenses and deposits                                                                (722)              (1,049)
    Accounts payable and accrued liabilities                                                   (5,249)              (1,386)
    Income taxes payable                                                                        2,755                5,323
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                                                            8,817               (1,152)
----------------------------------------------------------------------------------------------------------------------------

Financing

Repayment of long-term debt                                                                      (469)                (542)
Deferred debt issue expenses                                                                     (589)                  --
Issue of shares                                                                                   156                  435
----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                                                             (902)                (107)
----------------------------------------------------------------------------------------------------------------------------

Investment
Disposal of short-term investments                                                             12,822              126,360
Disposal of investments                                                                            --                  138
Acquisition of property, plant and equipment                                                   (1,834)              (2,363)
Disposal of property, plant and equipment                                                          --                  326
Acquisition of intangible assets                                                                   (8)            (145,590)
----------------------------------------------------------------------------------------------------------------------------
Cash flows from investment activities                                                          10,980              (21,129)
----------------------------------------------------------------------------------------------------------------------------

Foreign exchange gain on cash held in foreign currencies                                          175                  231
----------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                           19,070              (22,157)
Cash and cash equivalents, beginning of period                                                 21,979               37,773
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                       41,049               15,616
============================================================================================================================

Additional information
  Interest received                                                                                99                  220
  Interest paid                                                                                 2,698                2,722
  Income taxes paid                                                                             1,269                  952
============================================================================================================================

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Statements of Operations
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

                                                                                        For the              For the
                                                                                        three-month          three-month
                                                                                        period ended         period ended
                                                                                        December 31,         December 31,
                                                                                        2004                 2003
                                                                                        ---------------      ---------------
                                                                                                     $                    $
REVENUE                                                                                        61,583               57,565
----------------------------------------------------------------------------------------------------------------------------
Cost of goods sold                                                                             16,757               14,572
Selling and administrative expenses                                                            20,957               18,367
Research and development expenses                                                               6,389                3,933
Depreciation and amortization                                                                   5,364                3,723
----------------------------------------------------------------------------------------------------------------------------
                                                                                               49,467               40,595
----------------------------------------------------------------------------------------------------------------------------

Operating income                                                                               12,116               16,970
.............................................................................................................................

Financial expenses                                                                              1,787                1,681
Interest income                                                                                   (86)                (191)
Loss (gain) on foreign currency                                                                  (233)                  84
----------------------------------------------------------------------------------------------------------------------------
                                                                                                1,468                1,574
----------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                                     10,648               15,396
Income taxes                                                                                    2,894                4,961
----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                      7,754               10,435
============================================================================================================================

============================================================================================================================
Income per common share
  Basic                                                                                          0.17                 0.23
  Diluted                                                                                        0.16                 0.21
============================================================================================================================

Weighted average number of common shares
  Basic                                                                                    45,571,370           45,019,129
  Diluted                                                                                  55,303,339           54,466,207
============================================================================================================================

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(amounts in tables are stated in thousands of U.S. dollars, except share related data)
(unaudited)

1.      Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2004. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2004 except for the change mentioned in note 2. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with regulatory authorities.



2.      Change in Accounting Policies

During the September 2004 meeting of the Emerging Issues Task Force ("EITF") a consensus was reached on EITF Issue 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share". The EITF 04-8 requires companies to include certain convertible debt and equity instruments, that were previously excluded, into their calculations of diluted earnings per share. The EITF concluded that Issue 04-8 is effective for periods ending after December 15, 2004, and must be applied by restating all periods during which time the applicable convertible instruments were outstanding. The 4.25% convertible subordinated notes issued in 2003, are therefore included in the Company's diluted earnings per share calculation. For the three-month period ended December 31, 2003, the weighted number of common shares used in the calculation of the diluted income per share has been increased from 45,542,094 to 54,466,207 and the diluted income per share has been reduced from $0.23 to $0.21.



3.      Product Acquisition

On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A. for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott Laboratoires .

During a transition period, the sellers may act as agents for the management of the products sales. For the three-month period ended December 31, 2004, a portion of the sales of some of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding Cost of Goods Sold and other seller related expenses. Consequently, although net sales of such products for the three-month period ended December 31, 2004 were $854,008 ($2,892,231 in 2003), the Company only included in its revenue an amount of $336,294 ($1,748,359 in 2003) representing the net sales less Cost of Goods Sold and other seller related expenses.


                                                               AXCAN PHARMA INC.

4.      Inventories

                                                                                         December 31,        September 30,
                                                                                                 2004                 2004
                                                                                        ---------------      ---------------
                                                                                                    $                    $
Raw materials and packaging material                                                           10,847               10,311
Work in progress                                                                                1,889                1,781
Finished goods                                                                                 26,409               25,178
---------------------------------------------------------------------------------------------------------------------------
                                                                                               39,145               37,270
============================================================================================================================


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


5.      Intangible Assets

                                                                                     December 31, 2004
-----------------------------------------------------------------------------------------------------------------------
                                                                                        Accumulated
                                                                        Cost            amortization          Net
-----------------------------------------------------------------------------------------------------------------------
                                                                               $                   $                $
Trademarks, trademark licenses and
manufacturing rights with a:
  Finite life                                                            343,420              34,073          309,347
  Indefinite life                                                        116,077              12,417          103,660
-----------------------------------------------------------------------------------------------------------------------
                                                                         459,497              46,490          413,007
=======================================================================================================================

                                                                                     September 30, 2004
-----------------------------------------------------------------------------------------------------------------------
                                                                                        Accumulated
                                                                         Cost           amortization          Net
-----------------------------------------------------------------------------------------------------------------------
                                                                               $                   $                $
Trademarks, trademark licenses and
manufacturing rights with a:
  Finite life                                                            280,034              29,869          250,165
  Indefinite life                                                        170,127              12,417          157,710
-----------------------------------------------------------------------------------------------------------------------
                                                                         450,161              42,286          407,875
=======================================================================================================================

The cost of the product PANZYTRAT has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1, 2004, which amounted to $56,817,802, is therefore amortized over a 25-year period.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


6.      Segmented Information



The Company considers that it operates in a single reportable segment, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.



The Company operates in the following geographic areas:

                                                                                        For the               For the
                                                                                        three-month           three-month
                                                                                        period ended          period ended
                                                                                        December 31,          December 31,
                                                                                        2004                  2003
                                                                                        ---------------      ---------------
                                                                                                    $                    $
Revenue
Canada
  Domestic sales                                                                                9,190                6,552
  Foreign sales                                                                                    --                   --
United States
  Domestic sales                                                                               37,028               37,811
  Foreign sales                                                                                 1,157                   --
Europe
  Domestic sales                                                                               11,743               12,645
  Foreign sales                                                                                 2,423                  529
Other                                                                                              42                   28
---------------------------------------------------------------------------------------------------------------------------
                                                                                               61,583               57,565
============================================================================================================================

                                                                                         December 31,        September 30,
                                                                                                 2004                 2004
                                                                                        ---------------      ---------------
                                                                                                    $                    $
Property, plant, equipment, intangible assets and goodwill
  Canada                                                                                       40,364               40,401
  United States                                                                               130,465              131,242
  Europe                                                                                      273,040              265,417
Other                                                                                          29,180               29,534
---------------------------------------------------------------------------------------------------------------------------
                                                                                              473,049              466,594
============================================================================================================================


Revenue is attributed to geographic segments based on the sales country of origin.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


7. Financial Information Included in the Consolidated Statement of Operations



a) Financial expenses

                                                                                        For the              For the
                                                                                        three-month          three-month
                                                                                        period ended         period ended
                                                                                        December 31,         December 31,
                                                                                        2004                 2003
                                                                                        ---------------      ---------------
                                                                                                    $                    $
Interest on long-term debt                                                                      1,434                1,382
Bank charges                                                                                        7                   24
Financing fees                                                                                     71                   17
Amortization of deferred debt issue expenses                                                      275                  258
---------------------------------------------------------------------------------------------------------------------------
                                                                                                1,787                1,681
============================================================================================================================


b) Selling and administrative expenses



Selling and administrative expenses include the followings:

                                                                                        For the              For the
                                                                                        three-month          three-month
                                                                                        period ended         period ended
                                                                                        December 31,         December 31,
                                                                                        2004                 2003
                                                                                        ---------------      ---------------
                                                                                                    $                    $
Shipping and handling expenses                                                                  1,004                  980
Advertising expenses                                                                            4,625                2,843



c)  Other information

                                                                                        For the              For the
                                                                                        three-month          three-month
                                                                                        period ended         period ended
                                                                                        December 31,         December 31,
                                                                                        2004                 2003
                                                                                        ---------------      ---------------
                                                                                                    $                    $
Rental expenses                                                                                   287                  274
Depreciation of property, plant and equipment                                                   1,301                1,250
Amortization of intangible assets                                                               4,063                2,473



                                                               AXCAN PHARMA INC.

d) Income per common share



The following tables reconcile the numerators and the denominators of the basic and diluted income per common share computations:

                                                                                        For the              For the
                                                                                        three-month          three-month
                                                                                        period ended         period ended
                                                                                        December 31,         December 31,
                                                                                        2004                 2003
                                                                                        ---------------      ---------------
                                                                                                    $                    $
Net income available to common shareholders
  Basic                                                                                         7,754               10,435
Financial expenses relating to the
    convertible subordinated notes                                                              1,079                1,079
---------------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders on a diluted basis                                  8,833               11,514
============================================================================================================================


AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

7. Financial Information Included in the Consolidated Statement of Operations (continued)

d) Income per common share (continued)

                                                                                        For the              For the
                                                                                        three-month          three-month
                                                                                        period ended         period ended
                                                                                        December 31,         December 31,
                                                                                        2004                 2003
                                                                                        ---------------      ---------------
Weighted average number of common shares
  Weighted average number of common shares outstanding                                     45,571,370          45,019,129
  Effect of dilutive stock options                                                            807,856             522,965
  Effect of dilutive convertible subordinated notes                                         8,924,113           8,924,113
---------------------------------------------------------------------------------------------------------------------------
Adjusted weighted average number of common shares outstanding                              55,303,339          54,466,207
============================================================================================================================

Number of common shares outstanding as at January 31, 2005                                           45,592,365
============================================================================================================================

Options to purchase 283,000 and 698,550 common shares were outstanding as at December 31, 2004 and 2003 respectively but were not included in the computation of diluted income per share because the exercise price of the options was greater than the average market price of the common shares.



The $125,000,000 subordinated notes are convertible into 8,924,113 common shares. The noteholders may convert their notes during any quarterly conversion period if the closing price per share for at the least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The noteholders may also convert their notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. Finally, the noteholders may also convert their notes upon the occurrence of specified corporate transactions or, if the company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in


                                                               AXCAN PHARMA INC.

part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following some changes in tax treatment.



e) Employee benefit plan



A subsidiary of the Company has a defined contribution plan ("The Plan") for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay and up to limits set by the U.S. Internal Revenue Service. For the three-month period ended December 31, 2004, the Company made matching contributions to the Plan totalling $122,183 ($61,778 in 2003).



8.      Stock Options

The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:

                                                                                        For the              For the
                                                                                        three-month          three-month
                                                                                        period ended         period ended
                                                                                        December 31,         December 31,
                                                                                        2004                 2003
                                                                                        ---------------      ---------------
Fair value per option                                                                           $6.98                $5.87
Assumptions used in Black-Scholes option pricing model
    Expected volatility                                                                           44%                  44%
    Risk-free interest rate                                                                     4.16%                4.40%
    Expected option life (years)                                                                    6                   6
    Expected dividend                                                                              --                  --



                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

8.      Stock Options (continued)

The Company's net income, basic income per share and diluted income per share would have been reduced on a pro-forma basis as follows:

                                                            For the            For the            For the           For the
                                                            three-month        three-month        three-month       three-month
                                                            period ended       period ended       period ended      period ended
                                                            December 31,       December 31,       December 31,      December 31,
                                                            2004               2004               2003              2003
                                                            --------------     --------------     -------------     --------------
                                                              As reported          Pro-forma        As reported         Pro-forma
                                                            --------------     --------------     -------------     --------------
                                                                        $                  $                  $                 $
Net income                                                          7,754              6,454             10,435             9,465
Basic income per share                                               0.17               0.14               0.23              0.21
Diluted income per share                                             0.16               0.14               0.21              0.19


9. Summary of Differences Between Generally Accepted Accounting Principles in the United States and in Canada



The consolidated interim financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all materials respects with Canadian GAAP, except as set forth below:

                                                                                        For the              For the
                                                                                        three-month          three-month
                                                                                        period ended         period ended
                                                                                        December 31,         December 31,
                                                                                        2004                 2003
                                                                                        ---------------      ---------------
Operations adjustments                                                                              $                    $
Net income in accordance with U.S. GAAP                                                         7,754               10,435
  Implicit interest on convertible debt                                                        (1,123)              (1,026)
  Stock-based compensation expense                                                             (1,300)                  --
  Amortization of new product acquisition costs                                                   (14)                 (13)
  Income tax impact of the above adjustments                                                        5                    5
---------------------------------------------------------------------------------------------------------------------------
Net earnings in accordance with Canadian GAAP                                                   5,322              9,401
============================================================================================================================

Earnings per share in accordance with Canadian GAAP
  Basic                                                                                          0.12                 0.21
  Diluted                                                                                        0.11                 0.21



                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)



9. Summary of Differences Between Generally Accepted Accounting Principles in the United States and in Canada (continued)



                                                                              December 31, 2004        September 30, 2004
                                                                          -----------------------   -----------------------
                                                                               U.S.     Canadian         U.S.     Canadian
                                                                               GAAP         GAAP         GAAP         GAAP
                                                                          ----------   ----------   ----------   ----------
Balance sheet adjustments                                                         $            $            $            $
Current assets                                                              151,827      151,827      139,032      139,054
Property, plant and equipment                                                32,575       32,575       31,252       31,265
Intangible assets                                                           413,007      425,353      407,875      420,235
Goodwill                                                                     27,467       28,862       27,467       28,862
Deferred debt issue expenses                                                  3,402        3,402        3,088        3,088
Deferred income tax asset                                                     1,129        1,129          930          930
Current liabilities                                                          49,865       49,865       51,362       51,430
Long-term debt                                                              127,996      111,406      127,916      110,203
Deferred income tax liability                                                39,732       40,846       38,290       39,376
Shareholders' equity
  Equity component of convertible debt                                           --       24,239           --       24,239
  Capital stock                                                             260,799      271,544      260,643      267,288
  Contributed surplus                                                           980       11,003           --           --
  Retained earnings                                                         120,116      100,170      112,362      107,671
  Accumulated foreign currency translation
    adjustments                                                              29,919       34,075       19,071       23,227





                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Balance Sheets
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)

                                                                                                    December 31,     September 30,
                                                                                                           2004              2004
                                                                                                  --------------     -------------
ASSETS                                                                                              (unaudited)
                                                                                                              $                 $
Current assets
  Cash and cash equivalents                                                                              41,049            22,063
  Short-term investments                                                                                  3,100            15,922
  Accounts receivable                                                                                    47,887            46,518
  Income taxes receivable                                                                                10,426             9,196
  Inventories (Note 4)                                                                                   39,145            37,270
  Prepaid expenses and deposits                                                                           4,398             3,499
  Future income taxes                                                                                     5,822             4,586
----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                    151,827           139,054

Property, plant and equipment, net                                                                       32,575            31,265
Intangible assets, net (Note 5)                                                                         425,353           420,235
Goodwill, net                                                                                            28,862            28,862
Deferred debt issue expenses, net                                                                         3,402             3,088
Future income taxes                                                                                       1,129               930
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        643,148           623,434
==================================================================================================================================


LIABILITIES
Current liabilities
  Accounts payable and accrued liabilities                                                               44,181            47,985
  Income taxes payable                                                                                    2,503               731
  Instalments on long-term debt                                                                           1,653             1,778
  Future income taxes                                                                                     1,528               936
----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                                49,865            51,430

Long-term debt                                                                                          111,406           110,203
Future income taxes                                                                                      40,846            39,376
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        202,117           201,009
----------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Equity component of convertible debt (Note 6)                                                            24,239            24,239
Capital stock                                                                                           271,544           267,288
Contributed surplus                                                                                      11,003                --
Retained earnings                                                                                       100,170           107,671
Accumulated foreign currency translation adjustments                                                     34,075            23,227
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        441,031           422,425
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        643,148           623,434
==================================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Cash Flows
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)
(unaudited)

                                                                                                  For the            For the
                                                                                                  three-month        three-month
                                                                                                  period ended       period ended
                                                                                                  December 31,       December 31,
                                                                                                  2004               2003
                                                                                                  --------------     -------------
                                                                                                              $                 $
Operations
Net earnings                                                                                              5,322             9,401
Non-cash items
  Implicit interest on convertible debt                                                                   1,123             1,026
  Amortization of deferred debt issue expenses                                                              275               258
  Other depreciation and amortization                                                                     5,378             3,736
  Loss on disposal of assets                                                                                 --                87
  Foreign currency fluctuation                                                                              (16)               --
  Future income taxes                                                                                       596             1,298
  Stock-based compensation expense                                                                        1,300                --
  Changes in working capital items
    Accounts receivable                                                                                    (138)           (8,864)
    Income taxes receivable                                                                                (682)           (2,606)
    Inventories                                                                                          (1,125)           (8,376)
    Prepaid expenses and deposits                                                                          (722)           (1,049)
    Accounts payable and accrued liabilities                                                             (5,333)           (1,386)
    Income taxes payable                                                                                  2,755             5,323
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                                                                      8,733            (1,152)
----------------------------------------------------------------------------------------------------------------------------------

Financing
Repayment of long-term debt                                                                                (469)             (542)
Deferred debt issue expenses                                                                               (589)               --
Issue of shares                                                                                             156               435
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                                                                       (902)             (107)
----------------------------------------------------------------------------------------------------------------------------------

Investment
Disposal of short-term investments                                                                       12,822           126,360
Disposal of investments                                                                                      --               138
Acquisition of property, plant and equipment                                                             (1,834)           (2,363)
Disposal of property, plant and equipment                                                                    --               326
Acquisition of intangible assets                                                                             (8)         (145,590)
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investment activities                                                                    10,980           (21,129)
----------------------------------------------------------------------------------------------------------------------------------

Foreign exchange gain on cash held in foreign currencies                                                    175               231
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                                     18,986           (22,157)
Cash and cash equivalents, beginning of period                                                           22,063            37,886
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                                 41,049            15,729
==================================================================================================================================

Additional information
  Interest received                                                                                          99               220
  Interest paid                                                                                           2,698             2,722
  Income taxes paid                                                                                       1,269               952
----------------------------------------------------------------------------------------------------------------------------------

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Earnings
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

                                                                                                  For the            For the
                                                                                                  three-month        three-month
                                                                                                  period ended       period ended
                                                                                                  December 31,       December 31,
                                                                                                  2004               2003
                                                                                                  --------------     -------------
                                                                                                              $                 $
REVENUE                                                                                                  61,583            57,715
----------------------------------------------------------------------------------------------------------------------------------

Cost of goods sold                                                                                       16,845            14,572
Selling and administrative expenses                                                                      21,992            18,517
Research and development expenses                                                                         6,031             3,715
Depreciation and amortization                                                                             5,378             3,736
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         50,246            40,540
----------------------------------------------------------------------------------------------------------------------------------

Operating income                                                                                         11,337            17,175
...................................................................................................................................

Financial expenses                                                                                        2,910             2,707
Interest income                                                                                             (86)             (191)
Loss (gain) on foreign currency                                                                            (233)               84
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          2,591             2,600
----------------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                                                              8,746            14,575
Income taxes                                                                                              3,424             5,174
----------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                                              5,322             9,401
==================================================================================================================================

Earnings per common share
  Basic                                                                                                    0.12              0.21
  Diluted                                                                                                  0.11              0.21
==================================================================================================================================

Weighted average number of common shares
  Basic                                                                                              45,571,370        45,019,129
  Diluted                                                                                            46,379,226        45,542,094
==================================================================================================================================

AXCAN PHARMA INC.
Consolidated Retained Earnings
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)
(unaudited)

                                                                                                  For the            For the
                                                                                                  three-month        three-month
                                                                                                  period ended       period ended
                                                                                                  December 31,       December 31,
                                                                                                  2004               2003
                                                                                                  --------------     -------------
                                                                                                              $                 $
Balance, beginning of period                                                                            107,671            63,211
Retroactive adjustment for stock-based
  compensation (Note 2)                                                                                 (12,823)               --
Net earnings                                                                                              5,322             9,401
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                                  100,170            72,612
==================================================================================================================================

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Contributed Surplus
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)
(unaudited)

                                                                                                  For the            For the
                                                                                                  three-month        three-month
                                                                                                  period ended       period ended
                                                                                                  December 31,       December 31,
                                                                                                  2004               2003
                                                                                                  --------------     -------------
                                                                                                              $                 $
Balance, beginning of period                                                                                 --                --
Retroactive adjustment for stock-based
  compensation (Note 2)                                                                                   8,723                --
Tax benefit from exercice of stock options                                                                  980                --
Stock-based compensation expense                                                                          1,300                --
----------------------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                                   11,003                --
==================================================================================================================================

==================================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(amounts in tables are stated in thousands of U.S. dollars, except share related data)
(unaudited)

1.      Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with Canadian GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2004, except for the change mentioned in note 2. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2004. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. Consolidated financial statements prepared in U.S. dollars and in accordance with U.S. GAAP are available to shareholders and filed with regulatory authorities.

2.      Change in Accounting Policies



    Stock-based compensation

In September and November 2003, the Accounting Board made amendments to CICA Handbook Section 3870 to require that the fair value based method be applied to awards granted to employees, which previously had not been accounted for at fair value. Thus, enterprises are required to account for the effect of such awards in their financial statements for fiscal years beginning on or after January 1, 2004. The Company adopted the fair value based method in its fiscal year 2005 with a retroactive application, without restating prior periods. As at October 1,2004, the retained earnings of the Company have been reduced by $12,823,000, the capital stock has been increased by $4,100,233 and the contributed surplus has been increased by $8,722,767. Stock-based compensation expense charged to the consolidated statement of earnings for the three-month period ended December 31, 2004 was $1,300,402.



If this change in accounting policy had been applied to the previous fiscal year, the Company's net earnings, basic earnings per share and diluted earnings per share for the three-month period ended December 31, 2003 would have been reduced on a pro-forma basis as follows:


                                               As reported         Pro-forma
                                              --------------     -------------
                                                          $                 $

Net earnings                                          9,401             8,431
Basic earnings per share                               0.21              0.19
Diluted earnings per share                             0.21              0.19

The average weighted fair value of granted options was $6.98 and $5.87 for the three-month periods ended December 31, 2004 and 2003. The fair value of granted options was estimated with the Black-Scholes model of evaluation using the following assumptions:


                                                               AXCAN PHARMA INC.

                                            For the             For the
                                            three-month         three-month
                                            period ended        period ended
                                            December 31,        December 31,
                                            2004                2003
                                            ----------------    ----------------
Expected volatility                                   44%                 44%
Risk-free interest rate                             4.16%               4.40%
Expected options life (years)                           6                   6
Expected dividend                                      --                  --



                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

3.      Product Acquisition


On November 18, 2003, the Company acquired the rights to a group of products from Aventis Pharma S.A. for a cash purchase price of $145,000,000. The acquired products are CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market. On December 3, 2002, the Company acquired the worldwide rights to PANZYTRAT enzyme product line from Abbott Laboratories.

During a transition period, the sellers may act as agents for the management of the products sales. For the three-month period ended December 31, 2004, a portion of the sales of some of these products is still managed by the sellers. Axcan includes in its revenue the net sales from such products less corresponding Cost of Goods Sold and other seller related expenses. Consequently, although net sales of such products for the three month period ended December 31, 2004 were $854,008 ($2,892,231 in 2003), the Company only included in its revenue an amount of $336,294 ($1,748,359 in 2003) representing the net sales less Cost of Goods Sold and other seller related expenses.


4.    Inventories

                                                December 31,       September 30,
                                                       2004                2004
                                               --------------      -------------
                                                          $                   $

Raw materials and packaging material                 10,847              10,311
Work in progress                                      1,889               1,781
Finished goods                                       26,409              25,178
--------------------------------------------------------------------------------
                                                     39,145              37,270
================================================================================



                                                               AXCAN PHARMA INC.

5. Intangible Assets

                                                                                                    December 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Accumulated
                                                                                     Cost             amortization         Net
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            $                    $                $
Trademarks, trademark licenses and
manufacturing rights with a:
  Finite life                                                                         356,249               34,556          321,693
  Indefinite life                                                                     116,077               12,417          103,660
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      472,326               46,973          425,353
====================================================================================================================================

                                                                                                   September 30, 2004
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Accumulated
                                                                                     Cost             amortization         Net
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            $                    $                $
Trademarks, trademark licenses and
manufacturing rights with a:
  Finite life                                                                         292,863               30,338          262,525
  Indefinite life                                                                     170,127               12,417          157,710
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      462,990               42,755          420,235
===================================================================================================================================


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

The cost of the product PANZYTRAT has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to this product and resulting in the modification of its useful life. The net cost of this product as of October 1, 2004, which amounted to $56,817,802, is therefore amortized over a 25-year period.

6.      Equity Component of Convertible Debt


The Company issued convertible subordinated notes for $125,000,000 on March 5, 2003. According to the features of this debt, an amount of $24,238,899, representing the estimated value of the right of conversion, was included in the shareholders' equity as equity component of convertible debt and an amount of $100,761,101 was included in the long-term debt as liability component of convertible debt. As of September 30, 2004, implicit interest of 9.17% and totalling $6,526,246 was accounted for and added to the liability component. For the three-month period ended December 31, 2004, implicit interest in the amount of $1,122,846 ($1,025,603 in 2003) was accounted for and added to the liability component.

7.      Segmented Information



The Company considers that it operates in a single reportable segment, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.



The Company operates in the following geographic areas:


                                                               AXCAN PHARMA INC.

                                                                                For the          For the
                                                                                three-month      three-month
                                                                                period ended     period ended
                                                                                December 31,     December 31,
                                                                                2004             2003
                                                                                --------------   --------------
                                                                                            $                $
Revenue
  Canada
    Domestic sales                                                                      9,190            6,552
    Foreign sales                                                                          --               --
  United States
    Domestic sales                                                                     37,028           37,811
    Foreign sales                                                                       1,157               --
  Europe
    Domestic sales                                                                     11,743           12,795
    Foreign sales                                                                       2,423              529
  Other                                                                                    42               28
---------------------------------------------------------------------------------------------------------------
                                                                                       61,583           57,715
===============================================================================================================

                                                                                 December 31,    September 30,
                                                                                         2004             2004
                                                                                --------------   --------------
                                                                                            $                $
Property, plant, equipment, intangible assets and goodwill
  Canada                                                                               44,638           44,676
  United States                                                                       130,812          131,602
  Europe                                                                              273,040          265,431
  Other                                                                                38,300           38,653
---------------------------------------------------------------------------------------------------------------
                                                                                      486,790          480,362
===============================================================================================================

Revenue is attributed to geographic segments based on the sales country of origin.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


8. Financial Information Included in the Consolidated Statement of Earnings

a) Financial expenses

                                                                                For the          For the
                                                                                three-month      three-month
                                                                                period ended     period ended
                                                                                December 31,     December 31,
                                                                                2004             2003
                                                                                --------------   --------------
                                                                                            $                $
Interest on long-term debt                                                              2,557            2,408
Bank charges                                                                                7               24
Financing fees                                                                             71               17
Amortization of deferred debt issue expenses                                              275              258
---------------------------------------------------------------------------------------------------------------
                                                                                        2,910            2,707
===============================================================================================================

b) Selling and administrative expenses



Selling and administrative expenses include the followings:

                                                                                For the          For the
                                                                                three-month      three-month
                                                                                period ended     period ended
                                                                                December 31,     December 31,
                                                                                2004             2003
                                                                                --------------   --------------
                                                                                            $                $

Shipping and handling expenses                                                          1.004              980
Advertising expenses                                                                    4.625            2.843


c)      Other information

                                                                                For the          For the
                                                                                three-month      three-month
                                                                                period ended     period ended
                                                                                December 31,     December 31,
                                                                                2004             2003
                                                                                --------------   --------------
                                                                                            $                $
Rental expenses                                                                           287              274
Depreciation of property, plant and equipment                                           1,301            1,250
Amortization of intangible assets                                                       4,077            2,486
Investment tax credits applied against research and development expenses                  535              218



                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)



8. Financial Information Included in the Consolidated Statement of Earnings (continued)



d) Earnings per common share



The following table reconciles the denominators of the basic and diluted earnings per common share computations:

                                                                                For the          For the
                                                                                three-month      three-month
                                                                                period ended     period ended
                                                                                December 31,     December 31,
                                                                                2004             2003
                                                                                --------------   --------------
Weighted average number of common shares
  Weighted average number of common shares outstanding                             45,571,370       45,019,129
  Effect of dilutive stock options                                                    807,856          522,965
---------------------------------------------------------------------------------------------------------------
Adjusted weighted average number of common shares outstanding                      46,379,226       45,542,094
===============================================================================================================

===============================================================================================================
Number of common shares outstanding at the end of the period                       45,581,050       45,061,531
===============================================================================================================

Number of common shares outstanding as at January 31, 2005                                45,592,365
===============================================================================================================

Options to purchase 283 000 and 698,550 common shares were outstanding as at December 31, 2004 and 2003 respectively but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the common shares. As of December 31, 2004 and 2003, the convertible debt had no effect on the diluted earnings per share.



The $125,000,000 subordinated notes are convertible into 8,924,113 common shares. The noteholders may convert their notes during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The noteholders may also convert their notes during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. Finally, the notesholders may also convert their notes upon the occurrence of specified corporate transactions or, if the company has called the notes for redemption. On or after April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following some changes in tax treatment.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)



8. Financial Information Included in the Consolidated Statement of Earnings (continued)



e) Employee benefit plan



A subsidiary of the Company has a defined contribution plan ("The Plan") for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay and up to limits set by the U.S. Internal Revenue Service. For the three-month period ended December 31, 2004, the Company made matching contributions to the Plan totalling $122,183 ($61,778 in 2003).









                                                               AXCAN PHARMA INC.
                                       41